UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. ______)*
Orbitz Worldwide, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
68557K109

(CUSIP Number)
Eric J. Bock
Executive Vice President, Chief Administrative Officer and General Counsel
Travelport Limited
405 Lexington Avenue, 57th Floor
New York, New York 10174
(212) 915-9160

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 26, 2010

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	68557K109	Page	2	of	20 Pages

1	NAMES OF REPORTING PERSONS TDS Investor (Luxembourg) S.a.r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Luxembourg

	7	SOLE VOTING POWER

NUMBER OF		48,817,419

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		48,817,419

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	48,817,419

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	48.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	68557K109	Page	3	of	20 Pages

1	NAMES OF REPORTING PERSONS TDS Investor (Cayman) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		48,817,419

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		48,817,419

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	48,817,419

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	48.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	68557K109	Page	4	of	20 Pages

1	NAMES OF REPORTING PERSONS TDS Investor (Cayman) GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		48,817,419

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		48,817,419

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	48,817,419

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	48.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	68557K109	Page	5	of	20 Pages

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners (Cayman) V L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,608,508

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,608,508

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,608,508

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	68557K109	Page	6	of	20 Pages

1	NAMES OF REPORTING PERSONS Blackstone Management Associates (Cayman) V L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		55,046,598

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		55,046,598

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,046,598

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	68557K109	Page	7	of	20 Pages

1	NAMES OF REPORTING PERSONS Blackstone LR Associates (Cayman) V Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		55,046,598

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		55,046,598

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,046,598

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	68557K109	Page	8	of	20 Pages

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		55,046,598

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		55,046,598

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,046,598

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page	9	of	20 Pages
Explanatory Note
     The Reporting Persons identified in Item 2 below previously filed a statement on Schedule 13G on February 14, 2008 relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Orbitz Worldwide, Inc. (the “Issuer”). Those shares of Common Stock were held by TDS Investor (Luxembourg) S.a.r.l., formerly the sole shareholder of the Issuer, following the initial public offering of the Issuer in July 2007. This statement on Schedule 13D relates to a new acquisition of Common Stock and includes the shares of Common Stock held by TDS Investor (Luxembourg) S.a.r.l. previously reported on Schedule 13G and the shares of Common Stock previously held by the Blackstone LPs (as defined in Item 5 below) previously reported on Schedule 13G/A filed on February 13, 2009.
Item 1. Security and Issuer.
     The securities to which this statement relates are shares of Common Stock of Orbitz Worldwide, Inc., a Delaware corporation. The principal executive offices of the Issuer are located at 500 W. Madison Street, Suite 1000, Chicago, Illinois 60661.
Item 2. Identity and Background.
     (a), (b) and (c)
     This statement is filed by TDS Investor (Luxembourg) S.a.r.l., a Luxembourg limited liability company (“Luxco”), TDS Investor (Cayman) L.P., a Cayman Islands limited partnership (“TDS Cayman”), TDS Investor (Cayman) GP Ltd., a Cayman Islands limited liability company (“TDS Cayman GP”), Blackstone Capital Partners (Cayman) V L.P., a Cayman Islands limited partnership (“BCP”), Blackstone Management Associates (Cayman) V L.P., a Cayman Islands limited partnership (“BMA”), Blackstone LR Associates (Cayman) V Ltd., a Cayman Islands limited liability company (“BLRA”), and Stephen A. Schwarzman. The foregoing persons are referred to herein as “Reporting Persons”. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.
TDS Investor (Luxembourg) S.a.r.l.
     Luxco is a Luxembourg limited liability company that directly owns the 9,025,271 shares of Common Stock described in Item 4 of this Schedule 13D. Luxco also directly owns 39,792,148 shares of Common Stock that were held by it following the initial public offering of the Issuer described in the Explanatory Note above. The principal business of Luxco is to act as a holding company. The principal business address of Luxco, which also serves as its principal office, is 19, rue de Bitbourg, L-1273 Luxembourg.
     Luxco is controlled and managed by a board of managers. The managers of Luxco are as follows:

Name	Position with Luxco	Principal Occupation or Employment
John Sutherland	Manager	Independent corporate director
Rochelle J. Boas	Manager	Group Vice President and Corporate Secretary of Travelport Limited
Simon Gray	Manager	Senior Vice President and Chief Accounting Officer of Travelport Limited
     The business address for each manager is 19, rue de Bitbourg, L-1273 Luxembourg.
TDS Investor (Cayman) L.P.
     TDS Cayman is a Cayman Islands limited partnership that, through its wholly-owned subsidiaries, indirectly owns Luxco. The principal business of TDS Cayman is to act as a holding company. The principal business address of TDS Cayman, which also serves as its principal office, is c/o Travelport Limited, 405 Lexington Avenue, 57th Floor, New York, New York 10174.

Page	10	of	20 Pages
TDS Investor (Cayman) GP Ltd.
     TDS Cayman GP is a Cayman Islands limited liability company that is the general partner of TDS Cayman. The principal business of TDS Cayman GP is to act as the general partner of TDS Cayman. The principal business address of TDS Cayman GP, which also serves as its principal office, is 405 Lexington Avenue, 57th Floor, New York, New York 10174.
     The directors and executive officers of TDS Cayman GP are as follows:

Name	Position with TDS Cayman GP	Principal Occupation or Employment
Jeff Clarke	President and Director	President and Chief Executive Officer of Travelport Limited
Philip J. Emery	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Travelport Limited
Gordon A. Wilson	Executive Vice President	Deputy CEO of Travelport Limited; President and CEO of Travelport GDS
Kenneth S. Esterow	Executive Vice President	President and Chief Executive Officer of Gullivers Travel Associates
Eric J. Bock	Executive Vice President	Executive Vice President, Chief Administrative Officer, General Counsel and Chief Compliance Officer of Travelport Limited
Lee K. Golding	Executive Vice President	Executive Vice President, Human Resources of Travelport Limited
Paul C. Schorr IV	Director	Executive of The Blackstone Group L.P.
Martin J. Brand	Director	Executive of The Blackstone Group L.P.
William J.G. Griffith	Director	Executive of Technology Crossover Ventures
M. Gregory O’Hara	Director	Executive of One Equity Partners
Blackstone Capital Partners (Cayman) V L.P.
     BCP is a Cayman Islands limited partnership that directly owns 2,608,508 shares of Common Stock described herein. The principal business of BCP is investing in securities. The principal business address of BCP, which also serves as its principal office, is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.
Blackstone Management Associates (Cayman) V L.P.
     BMA is a Cayman Islands limited partnership that is the general partner of each of the BCP Funds (defined in Item 5 below), which, together with the Blackstone Funds (defined in Item 5 below), have voting control over TDS Cayman GP. The principal business of BMA is to act as general partner of each of the BCP Funds. The principal business address of BMA, which also serves as its principal office, is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.
Blackstone LR Associates (Cayman) V Ltd.
     BLRA is a Cayman Islands limited liability company that is the general partner of BMA and each of the Blackstone Funds. The principal business of BLRA is to act as general partner of BMA and each of the Blackstone Funds. The principal business address of BLRA, which also serves as its principal office, is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154. BLRA does not have any executive officers. The directors of BLRA are as follows:

Name	Position with TDS Cayman GP	Principal Occupation or Employment
Stephen A. Schwarzman	Director	Executive of The Blackstone Group, L.P.
Hamilton E. James	Director	Executive of The Blackstone Group, L.P.
Robert L. Friedman	Director	Executive of The Blackstone Group, L.P.
Michael A. Puglisi	Director	Executive of The Blackstone Group, L.P.
Laurence A. Tosi	Director	Executive of The Blackstone Group, L.P.
John A. Magliano	Director	Executive of The Blackstone Group, L.P.
Kathleen Skero	Director	Executive of The Blackstone Group L.P.
Stephen A. Schwarzman
     Mr. Schwarzman is a controlling person of BLRA. The principal occupation of Mr. Schwarzman is serving as an executive of The Blackstone Group L.P. The address of the business office of Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

Page	11	of	20 Pages
     (d) During the last five years, to the best knowledge of the Reporting Persons after due inquiry, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, to the best knowledge of the Reporting Persons after due inquiry, none of the persons identified in this Item 2 has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Each natural person identified in this Item 2 is a citizen of the United States, with the following exceptions: John Sutherland is a Luxembourg citizen; and Simon Gray, Philip J. Emery, Gordon A. Wilson and Lee K. Golding are United Kingdom citizens.
Item 3.
Source and Amount of Funds or Other Consideration.
     The aggregate purchase price of the 9,025,271 shares purchased by TDS Investor (Luxembourg) S.a.r.l. was $50,000,001.34. The purchase price was funded by working capital. Please see the Explanatory Note relating to the remaining 39,792,148 shares of Common Stock held by TDS Investor (Luxembourg) S.a.r.l.
Item 4.
Purpose of Transaction.
     On November 4, 2009, the Issuer entered into a Stock Purchase Agreement with Travelport Limited, pursuant to which Travelport agreed to purchase 9,025,271 shares of Common Stock for $50,000,001.34 in cash. Concurrently with the Issuer’s entry into the Stock Purchase Agreement, the Issuer also entered into an Exchange Agreement (as amended) with PAR Investment Partners, L.P., pursuant to which PAR Investment Partners agreed to exchange $49.56 million aggregate principal amount of term loans outstanding of the Issuer at a price of 91% of the principal amount, for 8,141,402 shares of Common Stock. The Common Stock to be issued to Travelport and PAR Investment Partners were priced at $5.54 per share.
     In connection with the Stock Purchase Agreement and Exchange Agreement, the Issuer entered into a Shareholders’ Agreement with Travelport and PAR Investment Partners. The Shareholders’ Agreement provides that, contingent upon the closing of the transactions under the Stock Purchase Agreement and Exchange Agreement, Travelport will have the right to appoint an additional director to the Issuer’s board of directors and, subject to certain exceptions, PAR Investment Partners will have the right to appoint an individual to the Issuer’s board of directors.
     On January 13, 2010, Travelport Limited assigned its rights and obligations under the Stock Purchase Agreement to Luxco. Luxco acquired the shares of Common Stock as an investment. In connection with the foregoing, and as may be appropriate from time to time, Travelport will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: the acquisition or disposition by the Reporting Persons of shares or other securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; changes in the present board of directors or management of the Issuer; a material change in the present capitalization or dividend policy of the Issuer; other material changes in the Issuer’s business or corporate structure; changes in the Issuer’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or any action similar to those enumerated above. Except as described in this Item 4 of Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in this paragraph.
     The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares, dispose of some or all of its shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in the foregoing paragraph of this Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of shares of Common Stock.
     The Reporting Persons intend to review its investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Page	12	of	20 Pages
Item 5.
Interest in Securities of the Issuer.
     (a) The percentages used in this Item 4 are calculated based upon 100,998,234 shares of Common Stock issued and outstanding as of January 26, 2010.
     Luxco directly owns 48,817,419 shares of Common Stock. TDS Cayman, through its wholly-owned subsidiaries, indirectly owns Luxco, and may be deemed to be the beneficial owner of 48,817,419 shares of Common Stock. As a general partner of TDS Cayman, TDS Cayman GP may be deemed to be a beneficial owner of 48,817,419 shares of Common Stock.
     Blackstone Capital Partners (Cayman) V L.P., BCP (Cayman) V-S L.P., Blackstone Capital Partners (Cayman) V-A L.P. and BCP V Co-Investors (Cayman) L.P. (collectively, the “BCP Funds”), Blackstone Family Investment Partnership (Cayman) V L.P. and Blackstone Participation Partnership (Cayman) V L.P. (collectively, the “Blackstone Funds”) and Blackstone Family Investment Partnership (Cayman) V-SMD L.P. (collectively, the “Blackstone LPs”) collectively have voting control over TDS Cayman GP and collectively have investment and voting control over the shares of Common Stock that are directly and indirectly owned by TDS Cayman. In addition, the Blackstone LPs directly own an aggregate of 6,229,179 shares of Common Stock, of which 2,608,508 shares of Common Stock are directly owned by BCP. BMA is a general partner of each of the BCP Funds. BLRA is general partner of BMA and each of the Blackstone Funds.
     As a general partner of each of the BCP Funds, BMA may be deemed to be a beneficial owner of 55,046,598 shares of Common Stock. As a general partner of the Blackstone Funds and BMA, BLRA may also be deemed to be a beneficial owner of 55,046,598 shares of Common Stock. Mr. Schwarzman is a controlling person of BLRA and, as such, may be deemed to be a beneficial owner of 55,046,598 shares of Common Stock.
     Each of TDS Cayman, TDS Cayman GP, the Blackstone LPs, BMA, BLRA and Mr. Schwarzman disclaims beneficial ownership of any shares of Common Stock reported herein.
     (b) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

See Item 7 of each cover page.

(ii)	Shared power to vote or to direct the vote

See Item 8 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 9 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 10 of each cover page.
     (c) Except as set forth herein, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.
     (d) Except as set forth in Item 6 below, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.
     (e) Not applicable.

Page	13	of	20 Pages
Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except for the Shareholders Agreement and the information set forth in Item 4 (which is incorporated herein by reference) or as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.
     Travelport Limited, an affiliate of the Reporting Persons, is party to a Separation Agreement, a Tax Sharing Agreement and various other agreements with the Issuer, all as further described in the Issuer’s proxy statement for the 2009 annual meeting of shareholders. The Separation Agreement provides that, so long as Travelport and certain affiliates beneficially own at least 50% of the combined voting power of all of the Issuer’s outstanding voting securities, Travelport may purchase its pro rata share, based on its then-current percentage equity interest in the Issuer, of any voting equity securities issued by the Issuer, excluding any securities issued under employee stock options or other benefit plans, dividend reinvestment plans and certain other offerings other than for cash. Affiliates of The Blackstone Group, including Travelport, beneficially own, directly and indirectly, approximately 54.5% of the Issuer’s outstanding Common Stock. As a result, affiliates of The Blackstone Group, including Travelport, have the power to elect all of the members of the Board of Directors of the Issuer and the power to control all matters requiring the consent or approval of the shareholders of the Issuer. Five members of the Board of Directors the Issuer are affiliated with Travelport and/or The Blackstone Group: Jeff Clarke serves as President, Chief Executive Officer and a Director of Travelport; Paul C. Schorr, IV, is a senior managing director at The Blackstone Group and a Director of Travelport; William J.G. Griffith, IV, is a general partner of Technology Crossover Ventures (which owns a significant stake in Travelport’s ultimate parent company) and a Director of Travelport; Jill A. Greenthal is a senior advisor in the Private Equity Group of The Blackstone Group, and an additional nominee designated by Travelport Limited pursuant to the Shareholders Agreement.
     In addition, pursuant to the Separation Agreement, Travelport will have certain registration rights with respect to the shares to be issued to it pursuant to the Stock Purchase Agreement. Travelport Limited is also party to a Tax Sharing Agreement with the Issuer which allocates tax liabilities between the two parties.
     Under the Issuer’s certificate of incorporation, until Travelport Limited and certain affiliates cease to beneficially own at least 33 1/3% of the votes entitled to be cast by the Issuer’s outstanding Common Stock, the prior written consent of Travelport Limited is required for, among other things, any increase or decrease in the authorized capital stock of the Issuer or the creation of any class or series of capital stock of the Issuer, any issuance or sale of the capital stock of the Issuer or its subsidiaries with certain exceptions, any change in the number of directors on the Board of Directors of the Issuer, the selection of the members of the Board of Directors of the Issuer and the filling of newly-created vacancies on the Board of Directors of the Issuer.
     In addition to the shares of Common Stock reported herein, Blackstone Management Partners L.L.C. (“BMP”), which serves as investment advisor to certain Blackstone entities and of which Mr. Paul C. Schorr IV is a member, holds restricted stock units granted under the Orbitz Worldwide, Inc. Non-Employee Directors Deferred Compensation Plan as part of Mr. Schorr’s compensation as a non-employee member of the Board of Directors of the Issuer. Each restricted stock unit represents a right to receive one share of Common Stock, on the date which is 200 days immediately following the date upon which Mr. Schorr’s service as a member of the Board of Directors of the Issuer terminates for any reason. The restricted stock units are immediately vested and non-forfeitable. Mr. Schwarzman is the chief executive officer and controlling person of BMP. As of the date hereof, BMP holds 90,167.177 restricted stock units.
Item 7.
Material to be Filed as Exhibits.
(a)	Joint Filing Agreement among the Reporting Persons dated January 28, 2010 is filed as Exhibit 99.1 hereto.

(b)	Stock Purchase Agreement, dated as of November 4, 2009, between the Issuer and Travelport Limited is filed as Exhibit 99.2 hereto and is incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K dated November 11, 2009 and filed with the Securities and Exchange Commission on November 11, 2009 (File No. 001-33599).

(c)	Shareholders’ Agreement, dated as of November 4, 2009, between the Issuer and Travelport Limited is filed as Exhibit 99.3 and is incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K dated November 11, 2009 and filed with the Securities and Exchange Commission on November 11, 2009 (File No. 001-33599).

Page	14	of	20 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2010

TDS INVESTOR (LUXEMBOURG) S.A.R.L.

By: Name:	/s/ Rochelle J. Boas Rochelle J. Boas
Title:	Manager

Page	15	of	20 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2010

TDS INVESTOR (CAYMAN) L.P.
By:	TDS INVESTOR (Cayman) GP LTD.,
as General Partner

By: Name:	/s/ Rochelle J. Boas Rochelle J. Boas
Title:	Group Vice President and Corporate Secretary

Page	16	of	20 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2010

TDS INVESTOR (CAYMAN) GP LTD.

By: Name:	/s/ Rochelle J. Boas Rochelle J. Boas
Title:	Group Vice President and Corporate Secretary

Page	17	of	20 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2010

BLACKSTONE CAPITAL PARTNERS
(CAYMAN) V L.P.
By: BLACKSTONE MANAGEMENT ASSOCIATES
(CAYMAN) V L.P.
as General Partner

By: Name:	/s/ Robert L. Friedman Robert L. Friedman
Title:	Director

Page	18	of	20 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2010

BLACKSTONE LR ASSOCIATES (CAYMAN) V LTD.

By: Name:	/s/ Robert L. Friedman Robert L. Friedman
Title:	Director

Page	19	of	20 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2010

BLACKSTONE MANAGEMENT ASSOCIATES
(CAYMAN) V L.P.
By: BLACKSTONE LR ASSOCIATES
(CAYMAN) V LTD.,
as General Partner

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Director

Page	20	of	20 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2010

STEPHEN A. SCHWARZMAN
/s/ Stephen A. Schwarzman